FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 2, 2007, regarding its results for the Second Quarter ended June 30, 2007.

2007 Second Quarter Results

FINANCIAL HIGHLIGHTS
Santiago, Chile, August 2, 2007 Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter ended June 30, 2007.

  Banco de Chile (hereinafter the “Bank”) posted a net income of Ch$52,343 million in the second quarter of 2007, a rise of 8.9% from the previous quarter and, 8.0% below the record high figure reported in 2Q06. ROAE for 2Q07 was 27.3% as compared to 22.2% in 1Q07 and 31.2% for 2Q06.

  During 2Q07 the Bank’s total loans, net of interbank, grew by 6.1%, a 32 basis point increase in market share to 18.14% in 2Q07 from 17.82% in the previous quarter.

  In May 2007, Banco de Chile issued and distributed to its shareholders 882,459,200 fully paid-in shares as a result of the capitalization of 30% of 2006 net income. As a result, the Bank’s capital, at the time, was divided into 69,920,023,865 registered shares, with no par value.

Selected Financial Data (in constant Ch$ as of June 30, 2007, except for percentages)				% Change 2Q07/2Q06
	2Q06	1Q07	2Q07

Income Statement (Millions of Chilean pesos)
Net financial incom e(1)	119,318	106,953	123,983	3.9%
Fees and incom e from s ervices	33,313	38,969	41,027	23.2%
Gains (Loss es) on financial ins trum ents &
non-forwards derivatives , net	(3,988)	1,435	(245)	(93.9)%
Operating revenues	148,643	147,357	164,765	10.8%
Provisions for loan los ses	(7,291)	(12,893)	(14,403)	97.5%
Operating expenses	(77,441)	(80,362)	(81,163)	4.8%
Net income	56,890	48,075	52,343	(8.0)%

Earnings per Share (Chilean pesos)
Net incom e per s hare	0.82	0.70	0.75	(8.5)%
Book value per share	10.95	10.63	11.23	2.6%

Balance Sheet (Millions of Chilean pesos)
Loan portfolio, net of interbank	9,038,306	9,891,966	10,497,898	16.1%
Total assets	11,834,332	12,885,211	13,689,487	15.7%
Shareholders ' equity	755,520	733,899	785,572	4.0%

Ratios
Profitability
Return on average assets (ROAA)	1.93%	1.49%	1.56%
Return on average s hareholders' equity (ROAE)	31.2%	22.2%	27.3%
Net Financial Margin(2)	4.6%	3.8%	4.1%
Efficiency ratio (operat. expens es/operat. revenues)	52.1%	54.5%	49.3%
Credit Quality
Past due loans / Total loans	0.75%	0.64%	0.68%
Allowances for loan losses/ Total loans	1.62%	1.54%	1.48%
Allowances for loan losses/ Past due loans	215.4%	239.2%	218.7%
Capital Adequacy
Total capital / Ris k adjusted ass ets	11.7%	11.1%	10.7%

[1] Net interest revenue, foreign exchange transactions, net and gains from forwards derivatives instruments, net.
[2] Net financial income divided by average interest earning assets.

2007 Second Quarter Results

Second Quarter 2007 Highlights

The Bank

  Approved capital increase.
  At the Bank’s Extraordinary Shareholders Meeting held on May 17, 2007, a Ch$110,000 million capital increase (approximately US$210 million) was approved by means of the issuance of 2.52 billion cash shares to be subscribed and paid at the price of Ch$40.50 per share, as established by the Board of directors in last June 14.

  In the first period of preferential rights offer, already concluded, 59% of the new shares were offered to current Banco de Chile and SM-Chile shareholders, with a 93% effective sales ratio at the established price, while the remaining 7% portion was publicly offered on July 25 and sold at a price of Ch$45.06 per share. The total amount collected at this stage stands to Ch$60,697 million.

  These shares were not registered to be offered in the United States or to U.S. persons. However, the produce of the sale of preemptive rights obtained during the first period, and which correspond to ADR holders, was received by JPMorgan Chase Bank as Depositary Bank and will be distributed to registered ADR holders when authorized.

  The second stage of the preemptive offer, involving the remaining 41% block of shares, will end by September 4 and, thereafter, any remaining shares will be offered to the public on the local Stock Exchange.

  The new capital injection, together with the partial capitalization of the 2006 net income previously mentioned, will allow the Bank to strengthen its capital base and sustain future loan growth.

  Quiñenco S.A. has announced an agreement with Citigroup to merge Banco de Chile with Citigroup’s banking operations in Chile. On July 19, 2007, Citigroup Inc (“Citigroup”) and Quiñenco informed that they have entered into a contract which contemplates a strategic partnership of their financial businesses and services in or with respect to Chile, subject to the prior authorization of the relevant authorities in Chile and in the United States of America. According to what was informed, Citigroup will initially acquire an approximately 32.96% stake of LQ Inversiones Financieras S.A., the parent corporation of Banco de Chile, while retaining the right to gradually increase its stake up to 50% over the next 28 months following the date of closure of the operation, planned for the first day of 2008. Citibank in Chile has a 2% market share in total loans which includes Financiera Atlas, a relevant and experienced player in the lower end consumer credit business.
  Changes to Banco Chile’s Board of Directors. On July 26, 2007, the Board of Directors accepted the resignations submitted by the Director Mr. Thomas Furst Freiwirth, and by the alternate Directors Messrs. Jorge Diaz Vial and Jorge Ergas Heymann. Until the next Ordinary Shareholders Meeting, Mr. Fernando Quiroz Robles, CEO of Citi (NYSE: C) Markets & Banking for Latin America, has been appointed as new Director for Banco de Chile. Likewise, until the next Ordinary Shareholders Meeting Mr. Thomas Furst Freiwirth has been appointed as first alternate Director and Mr. Jorge Ergas Heymann as second alternate Director.

  Banco de Chile’s ratings were upgraded during 2Q07. Banco de Chile’s financial strength rating (BFSR) was upgraded from C+ to B- by Moody’s Investors Agency, reflecting the Bank’s important market share, management depth, and its solid financial fundamentals. The Bank’s local currency deposit rating was lifted to Aa2 while the long term foreign currency deposit rating was affirmed in A2, this rating being restrained by the country’s ceiling.

  In addition, Fitch Ratings raised the ratings of the Bank’s long-term debt instruments (bonds and mortgage bonds) to AAA from AA+, and of subordinated bones to AA+ from AA. During the same quarter, Feller rate raised the Bank’s stock rating from First Class Level 2 to First Class Level 1, also affirming its solvency classification in AA+ with a stable outlook. The revised ratings reflect the Bank’s strong franchise and importance to the Chilean banking system, its healthy and diversified asset portfolio and an adequate capital base.

2007 Second Quarter Results

  Banchile Stock Brokerage pioneers in bonds issuance. The Stock Brokerage subsidiary participated in the placement of the first corporate bond issuance from a “caja de compensación” (a non-profit social security benefits administrator). This successful transaction, in the amount of Ch$61,385 million, represents one of the highest placements of a nominal corporate bond in the Chilean market. The bonds were issued by market leader Caja de Compensación los Andes in order to restructure its financial obligations.

  Local bonds placement. Last June, the Bank placed UF2 million local inflation-adjusted bonds (equivalent to US$70.6 million), at a real interest rate of 3.9%, with a maturity of 10 years. The bonds were rated AA+ by Feller Rate and Fitch Ratings agencies.

  Important recognitions. The Bank was nominated for the second consecutive year as the top financial company in Chile in terms of shareholder value creation according to the 2006 annual survey conducted by the Chilean magazine Revista Capital and Santander Investment.

  In addition, Banco de Chile was one of the four Chilean companies included in the Reptrak ranking, which listed the 200 World’s Most Respected Companies. This annual survey which measures corporate reputation is conducted by the Reputation Institute, a New York consulting firm.

  Distribution network expansion. Following forward its expansion plans, the Bank added 9 new branches to its network during 2Q07. With the opening of these branches the Bank confirmed its commitment of being close to its clients and support commercial opportunities and economic growth in the country. As of June 2007, total branch network rose to 293 offices, from 249 as of June 2006, while the number of ATMs expanded to 1,426 from 1,332 in the same period.

  Advances in technology. During June 2007, the Bank concluded the implementation of the new teller solution, known as “Genesis” in the branches of both Banco de Chile and Banco Edwards. This solution is enabling more accurate customer service. During the next months the teller solution will be expanded as well to Banco CrediChile consumer division.

2007 Second Quarter Results

Financial System Highlights

  The new proposal to the second capital market reform (MKII) bill was promulgated on June 2007. This law amended the General Banking Law redefining technical reserve requirements, reducing the amounts to be kept at the Central Bank, thus providing additional liquidity for banks. Maximum credit exposures were also amplified from 5 to 10% of capital and reserves.

  The Chilean Financial System posted net income of Ch$231 million in the second quarter of 2007, a slight decrease of 2.2% as compared to Ch$236 million registered during the same quarter of last year. Lower results mainly reflected higher provisions for loan losses, as a consequence of continued growth in higher risk segments and, to a lesser extent, higher operating expenses. However, the efficiency ratio has remained almost stable as operating revenues performed well. Return on Average Equity (ROAE) for 2Q07 was 16.4% as compared to 18.0% for 2Q06 and 15.7% for 1Q07.
  Total loans, net of interbank loans, as of June 30, 2007, totaled US$108,872 million, a 14.2% annual increase and a 3.1% quarterly expansion. Consumer and residential mortgage loans continue to drive total loan growth, with a year-on-year increase of 15.3% and 16.0%, respectively. While demand for consumer loans showed some moderation, demand for residential mortgage loans continued to be strong due to the still low long-term interest rates and the decrease in the unemployment rate.

2007 Second Quarter Results

Banco de Chile 2007 Second-Quarter
Consolidated Results

NET INCOME

The Bank continued to register a strong performance during 2Q07, with a net income of Ch$52,343 million, fueled by record levels of operating revenues.

In terms of these results, the Bank reached an annualized return on average assets (ROAA) and annualized return on average shareholders’ equity (ROAE) of 1.56% and 27.3%, respectively, well above the financial system’s comparable figures for the quarter of 1.22% and 16.2% .

Despite strong operating revenues, net income for 2Q07 was 8.0% lower than the Ch$56,890 million for 2Q06, the largest quarterly net income ever obtained by the Bank. This decrease was, to a large extent, a consequence of non-recurring other income registered in 2Q06 and a lower level of provisions for loan losses posted in 2Q06. However, better operating performance of both, foreign branches and the Bank’s subsidiaries contributed to partially offset the aforementioned factors.

Net income from subsidiaries amounted to Ch$7,104 million in 2Q07, a 55.9% increase relative to 2Q06, mainly due to higher profits attained by the Securities Brokerage and the Mutual Funds subsidiaries, principally driven by higher fee income.

The Bank’s Mutual Fund subsidiary continues to create new products in order to better serve the different requirements of its investors, thus giving them several alternatives to diversify into international assets. As a consequence, and supported by the Bank’s extensive distribution network, the number of participants jumped to 213,211 in 2Q07 from 178,862 in 2Q06, while average funds under management increased importantly by 32% comparing same periods.

The Securities Brokerage higher net income was mainly a result of higher stock volume transactions, which grew by almost 90% given the strong performance of Chilean stock market and, to a lesser extent, due to higher fees from both asset management and investment banking activities.

The improved net income attained by the Bank’s foreign branches during 2Q07 of Ch$1,214 million, up from a loss of Ch$3,725 million in 2Q06, was mainly explained by the significant drop in operating expenses, mostly related to advisory expenses incurred upon the implementation of an improved organizational structure with additional risk control.

Bank , Subsidiaries and Foreign Branches' Net Income

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change 2Q07 / 2Q06

Bank	56,059	38,756	44,025	(21.5)%
Foreign Branches	(3,725)	759	1,214	-
Securities Brokerage	1,040	2,384	2,390	129.8%
Mutual Funds	2,181	3,252	3,307	51.6%
Insurance Brokerage	528	759	465	(11.9)%
Financial Advisory	109	244	16	(85.3)%
Factoring	268	1,897	396	47.8%
Securitization	(22)	(19)	(14)	(36.4)%
Promarket (sales force)	26	(120)	154	492.3%
Socofin (collection)	379	112	358	(5.5)%
Trade Services	47	51	32	(31.9)%

Total Net Income	56,890	48,075	52,343	(8.0)%

Total net income increased by 8.9% in 2Q07 as compared to the previous quarter. This increase was mainly a result of higher net financial income driven by a significant expansion in the loan portfolio and by an increase in the net financial margin. The latter was positively impacted by a higher inflation rate which, conversely triggered higher losses from price level restatement.

The contribution of the Bank’s subsidiaries declined during 2Q07, as compared to the earlier quarter, principally due to the lower results of the Factoring subsidiary. These lower results were mainly caused by the impact of a higher inflation rate during 2Q07 as most of the company’s assets, denominated in nominal Chilean pesos, were partially financed by UF denominated interest bearing liabilities. To a lesser extent, the Financial Advisory and the Insurance subsidiaries also registered lower net income in the current quarter. Higher net income from the Financial Advisory subsidiary during 1Q07 was mostly related to its participation in the arrangement of a relevant strategic alliance as well as in a syndicated loan. Regarding the higher income obtained by the Insurance Brokerage in the previous quarter, this was consequence of the increase in the number of policies sold.

2007 Second Quarter Results

NET FINANCIAL INCOME

Net financial income increased to Ch$123,983 million in 2Q07 compared to Ch$119,318 million in 2Q06, mainly as a result of a 16.3% growth in average interest earning assets, which more than offset the 50 basis points decrease in the net financial margin from 4.61% in 2Q06 to 4.11% in 2Q07.

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change 2Q07 / 2Q06

Interest revenue	231,534	201,948	265,780	14.8%
Interest expense	(114,707)	(95,709)	(142,356)	24.1%
Foreign Exchange transactions, net	(7,489)	817	12,632	-
Gains (losses) from forwards derivatives
contracts	9,980	(103)	(12,073)	-

Net Financial Income(1)	119,318	106,953	123,983	3.9%

Avg. Int. earning assets	10,363,528	11,419,755	12,056,276	16.3%
Net Financial Margin(2)	4.6%	3.8%	4.1%	-

_________________________________
1 Net interest revenue, foreign exchange transactions and gains from forwards derivative contracts, net.
2 Net financial income divided by average interest earning assets.

The increase in average interest earning assets was driven by a 16.0% growth in the average loan portfolio, principally led by commercial loans, residential mortgage loans, contingent and consumer loans, and, to a lesser extent, by a 9.1% increase in the average investment portfolio between the same periods.

The decrease in net financial margin between 2Q07 and 2Q06 mainly resulted from:

  The impact of a flatter yield curve during the last quarters, thus reducing the quarterly net financial margin (the difference between the annual short-term and 5 year interest rates was 1.14% in 2Q06 as compared to 0.69% in 2Q07).

  Lower lending spreads derived from increased competition.

These negative factors were moderated by a slight increase in the inflation rate, measured by the 1.6% fluctuation of the UF during 2Q07, compared to a 1.5% in 2Q06. This implied that during 2Q07 the Bank earned higher interest income on the portion of UF denominated interest earning assets financed by non-interest bearing liabilities.

Compared to 1Q07, net financial income for 2Q07 increased by 15.9%, mainly as a consequence of a 36 basis points increase in net financial margin and a 5.6% expansion in average interest earning assets.

Net financial margin growth was mostly driven by a higher inflation rate, measured by the variation of the UF, which climbed to 1.6% in 2Q07 from 0.01% in 1Q07. This factor was partially offset by a positive repricing effect in 1Q07 as compared to 2Q07, as the Chilean Central Bank decreased the monetary policy interest rate by 25 basis points during 1Q07 and maintained the rate stable during 2Q07.

2007 Second Quarter Results

FEES AND INCOME FROM SERVICES, NET

Fees and Income from Services, net, by Company

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change
				2Q07 / 2Q06

Bank	17,922	20,130	21,565	20.3%
Mutual Funds	6,877	7,906	8,678	26.2%
Financial Advisory	246	398	115	(53.3)%
Insurance Brokerage	2,483	3,008	2,692	8.4%
Securities Brokerage	2,175	4,106	4,237	94.8%
Factoring	209	196	299	43.1%
Socofin	2,703	2,619	2,824	4.5%
Securization	25	22	41	64.0%
Promarket	0	0	0	-
Foreign Branches	612	520	537	(12.3)%
Trade Services	61	64	39	(36.1)%

Total Fees and
Income from Services	33,313	38,969	41,027	23.2%

Fees, net	35,451	39,835	42,925	21.1%
Other Services, net	(2,138)	(866)	(1,898)	(11.2)%

Total Fees and income from services amounted to Ch$41,027 million in 2Q07 as compared to Ch$33,313 million in 2Q06. This 23.2% increase was largely driven by a 28% growth in subsidiary-related fees, in addition to higher fees from checking accounts and ATM, credit cards and fees related to loans registered by the Bank. It is worth mentioning that in the previous quarter the Bank made a reclassification of its sales force expenses accounted previously as income from services into operating expenses, as a consequence of the new Chilean law that regulates labor outsourcing. Consequently, the fee income figure for 2Q07 must consider an approximately Ch$3,500 million reclassification in order to allow for an accurate comparison with the 2Q06 figure.

Higher fee income from subsidiaries was mainly generated by the Mutual Fund and Securities Brokerage subsidiaries. To a lesser extent, higher fees coming from the insurance, factoring and Socofin collection businesses also contributed to the mentioned increase.

On the core business front, the Bank continued to enhance its strong portfolio of products and services as well as its extensive distribution network in order to increase the number of clients and product usage. In effect, the number of valid credit cards grew by 13.9% during the last twelve-months (as of May 2007), while the number of debit cards and the number of checking accounts showed annual increases of 58% (as of March 2007) and 10.7% (as of June 2007), respectively.

In addition, fees related to ATMs and debit cards have been positively impacted by both the x% increase in the ATMs network in the last twelve months and by the payroll agreements campaigns developed by the Bank’s consumer division together with the corporate divisions.

As compared to the previous quarter, fees and income from services increased an important 5.3% during 2Q07 in response to higher fees related to mutual funds, insurance business (accounted as by the Bank and the subsidiary), credit cards, foreign trade and collection services. This increase in income from services was in part offset by higher fees paid to the sales force, higher services expenses coming from assets received in lieu of payment, as well as, lower fee income attained from the Financial Advisory subsidiary.

GAINS (LOSSES) ON FINANCIAL INSTRUMENTS & NON-FORWARD DERIVATIVES, NET

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change
				2Q07 / 2Q06

Gains (losses) on financial instruments, net	(4,926)	2,943	(4,082)	(17.1)%
Gains (losses) from non-forward derivatives contracts	938	(1,508)	3,837	309.1%
Subtotal	(3,988)	1,435	(245)	(93.9)%
Gains (losses) from forward contracts	9,980	(103)	(12,073)	-

Gains from trading activities and derivatives
instruments, net	5,992	1,332	(12,318)	-

Results on financial instruments and non-forward derivatives contracts for 2Q07 amounted to a loss of Ch$245 million as compared to a loss of Ch$3,988 million for 2Q06. Losses accounted in 2Q06 resulted, to a large extent, from investment securities held by the Bank (mainly corporate bonds and mortgage finance bonds), the Stock Brokerage Subsidiary and Foreign branches as a result of an increase in both local and foreign long- term real interest rates. During 2Q07 long-term interest rates also increased implying losses mainly in Chilean securities. Nevertheless, these losses were somewhat offset by earnings registered from Latin American securities (mainly from Brazil and Colombia) as a result of the impact of an improvement in the risk premium which positively affected the value of these investments.

2007 Second Quarter Results

Conversely, the positive figure of Ch$1,460 million for 1Q07 was predominantly the outcome of benefits obtained by the investment portfolio as a consequence of the slight decrease in local long-term interest rates during such quarter.

PROVISIONS FOR LOANS LOSSES

Provisions for loan losses amounted to Ch$14,403 million in 2Q07 as compared to Ch$7,291 million in 2Q06. This growth continues to be in line with the loan portfolio expansion mainly in the retail segment and its associated higher risk levels. Hence, the annualized gross ratio of provisions for loan losses over average loans increased from 3.37% in 2Q06 to 4.04% in 2Q07 for consumer loans, while it increased from 0.37% to 0.48% in commercial loans between the same periods. Therefore, the Bank’s ratio of provisions for loan losses net of recoveries to average loans increased to 0.56% in 2Q07 compared to 0.33% in 2Q06. However, this figure remains quite below the system’s average of 0.81% for the current quarter.

The increase in provisions for loan losses observed in 2Q07 as compared to 1Q07 was mainly attributed to both higher provisions established, net, essentially coming from the commercial portfolio and to a decrease in loan loss recoveries. Accordingly, the ratio of recoveries to average loans decreased to 0.27% from 0.36% between 2Q07 and 2Q06.

Allowances and Provisions

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change
				2Q07 / 2Q06

Allowances

Allowances at the beginning of each period	146,582	147,734	153,054	4.4%
Price-level restatement	(2,091)	(435)	(2,415)	15.5%
Charge-off	(13,290)	(14,878)	(16,760)	26.1%
Provisions for loan losses established, net	15,356	20,633	21,487	39.9%

Allowances at the end of each period	146,557	153,054	155,366	6.0%

Provisions for loan losses

Provisions for loan losses established	(15,356)	(20,633)	(21,487)	39.9%
Loan loss recoveries	8,065	7,740	7,084	(12.2)%

Provisions for loan losses	(7,291)	(12,893)	(14,403)	97.5%

Ratios

Allowances for loan losses/ Total loans	1.62%	1.54%	1.48%
Provisions for loan losses / Avg. Loans	0.33%	0.52%	0.56%
Charge-offs / Avg. Loans	0.60%	0.60%	0.65%
Recoveries / Avg. Loans	0.36%	0.31%	0.27%

OTHER INCOME AND EXPENSES

Total Other Income and Expenses amounted to a negative Ch$2,833 million during 2Q07 as compared to a positive Ch$5,129 million in 2Q06. The main reason of this decrease is that the prior-year’s quarterly figure included a non-recurring tax release of Ch$3,304 million which originated from the recognition of a difference between the effective taxes paid and the amounts provisioned in prior periods. In addition, lower 2Q07 other income and expenses also respond to losses related to assets received in lieu of payment, as well as losses resulting from the Bank’s participation in the Administrador Financiero de Transantiago ("AFT"), a consortium responsible for the financial management of the urban transportation system in Santiago.

The change in Other Income and Expenses from Ch$979 million in 1Q07 to the aforementioned expense of Ch$2,833 million was mainly explained by: (i) higher charge offs from the sale of assets received in lieu of payment in 2Q07, (ii) lower participation in earnings of equity investments (AFT), (iii) higher non-credit related provisions and, (iv) the recognition of non-recurring income recorded in 1Q07 related to the sale of a fixed asset (property) and an insurance indemnity.

2007 Second Quarter Results

OPERATING EXPENSES

Total operating expenses in 2Q07 amounted to Ch$81,163 million, an increase of 4.8% as compared to 2Q06, mainly as a consequence of:

  A reclassification of approximately Ch$3,500 million from the fee income and services line to personnel salaries and expenses. It is worth noting that this reclassification has been made since the previous quarter as the Bank modified its contract with Promarket subsidiary (sales force) incorporating an important number of personnel as permanent employees, in compliance with the new Chilean labor law that regulates labor outsourcing.

  Higher level of personnel salaries and expenses related to an increase in the number of employees mainly related to Banco Credichile and the Individuals and Middle Market Division as a consequence of the expansion in the retail market and the distribution network.

  Higher expenses related to communication and software mainly associated with the strengthening of the Bank’s technological and transactional capacity and ATM network.

  Higher rental and maintenance expenses related to the expansion of the Bank’s distribution network.

It is worth mentioning that higher operating expenses were partially offset by an important decrease in advisory expenses accounted for by the foreign branches related to the requirements of US regulators in compliance matters.

Regarding the slight increase in operating expenses from 1Q07 to 2Q07, this was mostly due to: (i) an increase in personnel salaries mainly related to the sales force and to higher indemnities expenses accounted by the Stock Brokerage subsidiary, (ii) higher computer and communication expenses and, to a lesser extent, (iii) higher depreciation and amortization expenses.

The Bank’s record operating revenues posted in 2Q07 positively impacted the efficiency ratio, which improved to 49.3% in 2Q07 from 52.1% in 2Q06 and 54.5% in the previous quarter.

Operating Expenses

(in millions of Chilean pesos)	2Q06	1Q07	2Q07	% Change
				2Q07 / 2Q06

Personnel salaries and expenses	(39,508)	(46,487)	(46,746)	18.3%
Administrative and other expenses	(33,015)	(28,460)	(28,783)	(12.8)%
Depreciation and amortization	(4,918)	(5,415)	(5,634)	14.6%

Total operating expenses	(77,441)	(80,362)	(81,163)	4.8%

Efficiency Ratio*	52.1%	54.5%	49.3%	-

* Operating expenses/Operating revenues

LOSS (GAINS) FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement increased to Ch$7,661 million in 2Q07 as compared to Ch$6,111 million during 2Q06 mainly as a consequence of: (i) a higher inflation rate used for adjustment purposes of 1.6% for 2Q07 as compared to 1.5% in 2Q06 and (ii) an increase in non-monetary liabilities, net, as a result of the partial capitalization of the 2006 net income.

INCOME TAX

In 2Q07, the Bank recorded a tax expense of Ch$6,362 million as compared to Ch$6,039 million in 2Q06, reflecting effective tax rates of 10.8% and 9.6%, in the respective periods.

2007 Second Quarter Results

LOAN PORTFOLIO

The Bank’s robust business strategies together with its successful network expansion have generated solid annual loan growth which, in turn, has implied a strong performance in operating revenues. As of June 30, 2007, the Bank’s loan portfolio, net of interbank loans, totaled Ch$10,497,898 million, a 16.1% increase as compared to Ch$9,038,306 million a year ago.

The 18.8% annual loan growth of the retail segment has been particularly noteworthy, mainly fostered by consumer and mortgage loans financed by the Bank’s general borrowings. It is worth mentioning that the Bank continues to work on strengthening the relationship with its clients by making internal structural changes and empowering its branches as business centers with higher service quality standards and higher efficiency. In addition, the highly competitive products, fostered by sales campaigns and marketing initiatives, have allowed the Bank to increase the number of retail debtors by 14.7% during the last twelve-months.

The annual loan portfolio expansion was also driven by the wholesale segment which grew by 12.1% . Within this segment, commercial and contingent loans showed strong growth, mainly coming from the financial services and infrastructure sectors. In addition, foreign trade loans picked up during the first half of 2007 thus allowing a significant 19.5% growth during the last twelve-months mainly fueled by the strength of the export sector. Factoring and lease contracts continued to expand importantly and recorded an annual growth of 14.5% and 20.7%, respectively.

During 2Q07 the Bank registered a 6.1% growth in the loan portfolio, net of interbank loans, resulting in a market share increase from 17.8% in 1Q07 to 18.1% in 2Q07. The quarterly loan growth was mainly the result of important loan expansion in residential mortgage loans, commercial, foreign trade and contingent loans. In terms of segments, wholesale loans grew by approximately 5.5% as compared to 4.3% increase in the retail sector during the quarter.

Loan Portfolio

(in millions of Chilean pesos)	Jun-06	Mar-07	Jun-07	% Change	% Change
				12 - months	2Q07 / 1Q07

Commercial Loans	3,771,211	4,118,149	4,287,373	13.7%	4.1%
Mortgage Loans [1]	641,306	563,215	525,595	(18.0)%	(6.7)%
Consumer Loans	984,245	1,132,666	1,148,473	16.7%	1.4%
Foreign trade Loans	697,531	724,693	833,234	19.5%	15.0%
Contingent Loans	921,242	946,961	1,053,579	14.4%	11.3%
Others Outstanding Loans [2]	1,462,520	1,777,194	1,984,531	35.7%	11.7%
Leasing Contracts	492,202	565,105	594,075	20.7%	5.1%
Past-due Loans	68,049	63,983	71,038	4.4%	11.0%
Total Loans, net	9,038,306	9,891,966	10,497,898	16.1%	6.1%
Interbank Loans	0	50,813	0	-	(100.0)%

Total Loans	9,038,306	9,942,779	10,497,898	16.1%	5.6%

1Mortgage loans financed by mortgage bonds.
2 Includes mortgage loans financed by the Bank’s general borrowings and factoring contracts.

2007 Second Quarter Results

Past Due Loans

(in millions of Chilean pesos)	Jun-06	Mar-07	Jun-07	% Change	% Change
				12 - months	2Q07 / 1Q07

Commercial loans	52,650	47,807	55,576	5.6%	16.3%
Consumer loans	4,296	7,158	6,954	61.9%	(2.8)%
Residential mortgage loans	11,103	9,018	8,508	(23.4)%	(5.7)%

Total Past Due Loans	68,049	63,983	71,038	4.4%	11.0%

Past due loans amounted to Ch$71,038 million as of June 30, 2007, showing an annual increase of 4.4%, mainly driven by commercial and consumer loans in line with the Bank’s loan growth and the higher levels of risk associated to the retail sector.

The quarterly increase in past due loans was mainly fueled by commercial loans predominantly related to the manufacturing and agricultural sectors, partially offset by a decrease in past due loan associated to consumer and residential mortgage loans.

Asset quality indicators remained very sound over the current quarter. Past due loans to total loans improved to 0.68% in 2Q07 from 0.75% in 2Q06 and remained almost flat as compared to the previous quarter. In addition, allowances stood to more than twice the level of past due loans reaching a 218.7% in 2Q07 as compared to 215.4% in 2Q06 or 239.2% in 1Q07.

FUNDING

Total liabilities amounted to Ch$12,903,915 million as of June 2007, an annual expansion of 16.5%, as a consequence of a 17.9% increase in non-interest bearing liabilities and a 15.9% growth in interest bearing liabilities.

The 17.9% annual growth in non-interest bearing liabilities was mainly related to contingent liabilities and to current accounts. It is worth mentioning that the number of current accounts has increased by 10.7% during the last twelve months mainly as result of multiple marketing activities, superior service quality, extended distribution channels and the still low nominal interest rates levels observed within the market. In unconsolidated terms, the Bank’s market share on average net demand deposits has increased to 20.4% as of June 2007 from 19.7% as of June 2006.

The 15.9% annual growth of interest bearing liabilities resulted from a significant increase in time deposits and, to a lesser extent, to an increase in other bonds. During the last two quarters of 2006 the Bank issued other local bonds for an amount of UF10 million, while during the first half of 2007 the Bank issued other bonds for a total amount of UF4 million in the local market. These increases more than offset the decline in mortgage finance bonds, in line with the contraction of mortgage loans.

During 2Q07 total liabilities increased by 6.2% mainly explained by a 6.9% growth in interest bearing liabilities boosted principally by time deposits and foreign borrowings, which rose as a consequence of a 15.0% expansion in foreign trade loans during the current quarter. Non-interest bearing liabilities also increased by 4.6% in 2Q07 mainly due to a 11.3% growth in contingent liabilities. This increase more than offset the 9.0% decrease in the current accounts balance. It is worth mentioning that average current accounts balance increased by 3.4% between 2Q07 and 1Q07.

2007 Second Quarter Results

Funding

(in millions of Chilean pesos)	Jun-06	Mar-07	Jun-07	% Change	% Change
				12 - months	2Q07 / 1Q07

Non-interest Bearing Liabilities
Current Accounts	1,620,247	1,891,371	1,721,899	6.3%	(9.0)%
Bankers drafts and other deposits	509,342	533,414	580,902	14.0%	8.9%
Derivatives intruments	66,187	56,002	71,258	7.7%	27.2%
Other Liabilities	1,174,072	1,316,750	1,597,840	36.1%	21.3%
Total	3,369,848	3,797,537	3,971,899	17.9%	4.6%
Interest Bearing Liabilities
Savings & Time Deposits	5,490,899	5,984,768	6,257,740	14.0%	4.6%
Central Bank Borrowings	1,290	15,911	71,318	5,428.5%	348.2%
Repurchase agreements	272,407	288,419	321,546	18.0%	11.5%
Mortgage Finance Bonds	529,557	455,021	441,516	(16.6)%	(3.0)%
Subordinated Bonds	420,926	411,989	438,293	4.1%	6.4%
Other Bonds	335,485	590,714	630,722	88.0%	6.8%
Borrowings from Domestic Financ. Inst.	125,950	115,707	130,719	3.8%	13.0%
Foreign Borrowings	486,199	439,383	560,908	15.4%	27.7%
Other Obligations	46,251	51,863	79,254	71.4%	52.8%
Total	7,708,964	8,353,775	8,932,016	15.9%	6.9%

Total Liabilities	11,078,812	12,151,312	12,903,915	16.5%	6.2%

FINANCIAL INVESTMENTS

As of June 30, 2007, the Bank’s financial investments totaled Ch$1,428,815 million, representing a 10.8% annual increase. This expansion was mainly related to a higher exposure in short term Central Bank securities classified as trading securities. During 2Q07 the investment portfolio contracted by a slight 2.0% mostly in investments in foreign countries and in local corporate bonds.

On June 30, 2007, the investment portfolio was allocated as follows:

SHAREHOLDERS’ EQUITY

As of June 30, 2007, the Bank’s Shareholders’ Equity totaled Ch$785,572 million (US$1,489 million), a 4.0% growth as compared to 2Q06, mainly as a consequence of a 5.2% increase in capital and reserves, related to the capitalization of Ch$33,833 million of the 2006 net income.

As of June 30, 2007, on a consolidated basis, Basic Capital to Total Assets reached 4.98% while Total Capital to Risk-Adjusted Assets (BIS ratio) posted 10.66%, both ratios above the minimum requirements applicable to Banco de Chile of 3% and 10%, respectively.

2007 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2007 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended				% Change

	2Q06 MCh$	1Q07 MCh$	2Q07 MCh$	2Q07 MUS$	2Q07-2Q06	2Q07-1Q07	Jun.06 MCh$	Dec.06 MCh$	Jun.07 MCh$	Jun.07 MUS$	Jun.07-Jun.06

Interest revenue and expense
Interest revenue	231,534	201,948	265,780	503.9	14.8%	31.6%	382,131	792,429	464,548	880.7	21.6%
Interest expense	(114,707)	(95,709)	(142,356)	(269.9)	24.1%	48.7%	(174,900)	(379,317)	(236,558)	(448.5)	35.3%
Net interest revenue	116,827	106,239	123,424	234.0	5.6%	16.2%	207,231	413,112	227,990	432.2	10.0%

Income from services, net
Income from fees and other services	48,152	52,257	54,684	103.7	13.6%	4.6%	94,544	196,103	106,118	201.2	12.2%
Other services expenses	(14,839)	(13,288)	(13,657)	(25.9)	(8.0) %	2.8%	(28,177)	(60,025)	(26,736)	(50.7)	(5.1) %
Income from services, net	33,313	38,969	41,027	77.8	23.2%	5.3%	66,367	136,078	79,382	150.5	19.6%

Other operating income, net
Gains from trading activities and derivatives instruments, net	5,992	1,332	(12,318)	(23.4)	n/a	n/a	19,211	33,199	(11,007)	(20.9)	n/a
Foreign exchange transactions, net	(7,489)	817	12,632	23.9	n/a	1446.1%	(14,243)	(11,007)	13,436	25.5	n/a
Total other operating income, net	(1,497)	2,149	314	0.5	n/a	(85.4) %	4,968	22,192	2,429	4.6	(51.1) %

Operating Revenues	148,643	147,357	164,765	312.3	10.8%	11.8%	278,566	571,382	309,801	587.3	11.2%

Provisions for loan losses	(7,291)	(12,893)	(14,403)	(27.3)	97.5%	11.7%	(14,117)	(36,916)	(27,093)	(51.4)	91.9%

Other income and expenses
Non-operating income	7,566	3,240	3,398	6.5	(55.1) %	4.9%	9,944	17,035	6,588	12.6	(33.7) %
Non-operating expenses	(2,922)	(2,317)	(5,464)	(10.3)	87.0%	135.8%	(5,776)	(14,105)	(7,744)	(14.7)	34.1%
Participation in earnings of equity investments	485	56	(767)	(1.5)	n/a	n/a	739	1,051	(712)	(1.3)	n/a
Total other income and expenses	5,129	979	(2,833)	(5.3)	n/a	n/a	4,907	3,981	(1,868)	(3.4)	n/a

Operating expenses
Personnel salaries and expenses	(39,508)	(46,487)	(46,746)	(88.6)	18.3%	0.6%	(78,885)	(160,958)	(92,501)	(175.4)	17.3%
Administrative and other expenses	(33,015)	(28,460)	(28,783)	(54.6)	(12.8) %	1.1%	(61,788)	(125,145)	(56,795)	(107.7)	(8.1) %
Depreciation and amortization	(4,918)	(5,415)	(5,634)	(10.7)	14.6%	4.0%	(9,409)	(20,143)	(10,964)	(20.8)	16.5%
Total operating expenses	(77,441)	(80,362)	(81,163)	(153.9)	4.8%	1.0%	(150,082)	(306,246)	(160,260)	(303.9)	6.8%

Loss from price-level restatement	(6,111)	(1,224)	(7,661)	(14.5)	25.4%	525.9%	(4,397)	(8,688)	(8,866)	(16.8)	101.6%

Minority interest in consolidated subsidiaries	0	0	0	0.0	n/a	n/a	0	(1)	0	0.0	n/a

Income before income taxes	62,929	53,857	58,705	111.3	(6.7) %	9.0%	114,877	223,512	111,714	211.8	(2.8) %

Income taxes	(6,039)	(5,782)	(6,362)	(12.1)	5.3%	10.0%	(11,543)	(24,554)	(12,053)	(22.9)	4.4%

Net income	56,890	48,075	52,343	99.2	(8.0) %	8.9%	103,334	198,958	99,661	188.9	(3.6) %

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of June 30, 2007, unless otherwise stated. Therefore, all growth rates are in real terms. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$527.46 for US$1.00 as of June 30, 2007. Earnings per ADR were calculated considering the nominal net income and, the exchange rate and the number of shares existing at the end of each period.

2007 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2007 and millions of US dollars (MUS$))

ASSETS	Dec 05 MCh$	Jun 06 MCh$	Dec 06 MCh$	Mar 07 MCh$	Jun 07 MCh$	Jun-07 MUS$	% C h a n g e

							Jun 07-Jun 06	Jun 07-Dec 06	Jun 07-Mar 07

Cash and due from banks
Non-interest bearing	664,403	926,810	881,958	721,587	724,058	1,372.7	(21.9% )	(17.9% )	0.3%
Interbank deposits-interest bearing	21,540	104,743	360,278	138,447	372,397	706.0	255.5%	3.4%	169.0%
Total cash and due from banks	685,943	1,031,553	1,242,236	860,034	1,096,455	2,078.7	6.3%	(11.7%)	27.5%

Investments purchased under agreements to resell	48,581	65,837	54,327	37,698	52,343	99.2	(20.5%)	(3.7%)	38.8%

Financial investments
Trading securities	1,393,437	1,246,225	1,220,122	1,406,224	1,378,868	2,614.2	10.6%	13.0%	(1.9% )
Available for sale	25,641	27,005	40,827	35,030	34,152	64.7	26.5%	(16.3% )	(2.5% )
Held to maturity	16,038	16,874	16,307	16,204	15,795	29.9	(6.4% )	(3.1% )	(2.5% )
Total financial investments	1,435,116	1,290,104	1,277,256	1,457,458	1,428,815	2,708.8	10.8%	11.9%	(2.0%)

Loans, Net
Commercial loans	3,652,739	3,771,211	4,046,356	4,118,149	4,287,373	8,128.3	13.7%	6.0%	4.1%
Consumer loans	899,055	984,245	1,092,698	1,132,666	1,148,473	2,177.4	16.7%	5.1%	1.4%
Mortgage loans	697,428	641,306	592,261	563,215	525,595	996.5	(18.0% )	(11.3% )	(6.7% )
Foreign trade loans	573,021	697,531	690,165	724,693	833,234	1,579.7	19.5%	20.7%	15.0%
Interbank loans	26,022	0	43,836	50,813	0	0.0	n/a	(100.0% )	(100.0% )
Lease contracts	473,179	492,202	549,420	565,105	594,075	1,126.3	20.7%	8.1%	5.1%
Other outstanding loans	1,388,954	1,462,520	1,795,707	1,777,194	1,984,531	3,762.4	35.7%	10.5%	11.7%
Past due loans	74,231	68,049	62,857	63,983	71,038	134.7	4.4%	13.0%	11.0%
Contingent loans	752,806	921,242	1,006,073	946,961	1,053,579	1,997.5	14.4%	4.7%	11.3%
Total loans	8,537,435	9,038,306	9,879,373	9,942,779	10,497,898	19,902.8	16.1%	6.3%	5.6%
Allowance	(147,013)	(146,557)	(147,734)	(153,054)	(155,366)	(294.6)	6.0%	5.2%	1.5%
Total loans, net	8,390,422	8,891,749	9,731,639	9,789,725	10,342,532	19,608.2	16.3%	6.3%	5.6%

Derivative instruments	0	60,853	51,461	44,528	41,366	78.4	(32.0%)	(19.6%)	(7.1%)

Other assets
Assets received in lieu of payment, net	10,872	9,366	11,004	10,514	8,231	15.6	(12.1% )	(25.2% )	(21.7% )
Bank premises and equipment	148,205	150,094	154,559	153,823	156,350	296.4	4.2%	1.2%	1.6%
Investments in other companies	7,449	7,641	7,839	7,903	6,396	12.1	(16.3% )	(18.4% )	(19.1% )
Other	393,802	327,135	472,410	523,528	556,999	1,056.1	70.3%	17.9%	6.4%
Total other assets	560,328	494,236	645,812	695,768	727,976	1,380.2	47.3%	12.7%	4.6%

Total assets	11,120,390	11,834,332	13,002,731	12,885,211	13,689,487	25,953.5	15.7%	5.3%	6.2%

2007 Second Quarter Results

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of June 30, 2007 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 05 MCh$	Jun 06 MCh$	Dec 06 MCh$	Mar 07 MCh$	Jun 07 MCh$	Jun-07 MUS$	% C h a n g e

							Jun 07-Jun 06	Jun 07-Dec 06	Jun 07-Mar 07

Deposits
Current accounts	1,577,473	1,620,247	1,772,012	1,891,371	1,721,899	3,264.5	6.3%	(2.8% )	(9.0% )
Bankers drafts and other deposits	504,090	509,342	512,801	533,414	580,902	1,101.3	14.0%	13.3%	8.9%
Saving accounts and time deposits	4,799,624	5,490,899	5,898,804	5,984,768	6,257,740	11,863.9	14.0%	6.1%	4.6%
Total deposits	6,881,187	7,620,488	8,183,617	8,409,553	8,560,541	16,229.7	12.3%	4.6%	1.8%

Borrowings
Central Bank borrowings	1,464	1,290	840	15,911	71,318	135.2	5428.5%	8390.2%	348.2%
Securities sold under agreements to repurchase	281,688	272,407	312,685	288,419	321,546	609.6	18.0%	2.8%	11.5%
Mortgage finance bonds	578,986	529,557	486,712	455,021	441,516	837.1	(16.6% )	(9.3% )	(3.0% )
Other bonds	337,822	335,485	564,803	590,714	630,722	1,195.8	88.0%	11.7%	6.8%
Subordinated bonds	317,617	420,926	413,655	411,989	438,293	831.0	4.1%	6.0%	6.4%
Borrowings from domestic financial institutions	93,802	125,950	89,938	115,707	130,719	247.8	3.8%	45.3%	13.0%
Foreign borrowings	688,217	486,199	602,813	439,383	560,908	1,063.4	15.4%	(7.0% )	27.7%
Other obligations	35,106	46,251	26,934	51,863	79,254	150.3	71.4%	194.3%	52.8%
Total borrowings	2,334,702	2,218,065	2,498,380	2,369,007	2,674,276	5,070.2	20.6%	7.0%	12.9%

					.
Derivative instruments	62,441	66,187	71,284	56,002	71,258	135.1	7.7%	(0.0%)	27.2%

Other liabilities
Contingent liabilities	753,152	922,963	1,007,138	948,744	1,054,980	2,000.1	14.3%	4.8%	11.2%
Other	282,487	251,108	391,821	368,006	542,860	1,029.1	116.2%	38.5%	47.5%
Total other liabilities	1,035,639	1,174,071	1,398,959	1,316,750	1,597,840	3,029.2	36.1%	14.2%	21.3%

Minority interest in consolidated subsidiaries	1	1	2	0	0	0.0	(100.0%)	(100.0%)	n/a

Shareholders' equity
Capital and Reserves	618,395	652,186	651,531	685,824	685,911	1,300.4	5.2%	5.3%	0.0%
Net income for the year	188,025	103,334	198,958	48,075	99,661	188.9	(3.6% )	(49.9% )	107.3%
Total shareholders' equity	806,420	755,520	850,489	733,899	785,572	1,489.3	4.0%	(7.6%)	7.0%

Total liabilities & shareholders' equity	11,120,390	11,834,332	13,002,731	12,885,211	13,689,487	25,953.5	15.7%	5.3%	6.2%

2007 Second Quarter Results

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended

	2Q06	1Q07	2Q07	June.06	Dec.06	June.07

Earnings per Share
Net income per Share (Ch$) (1)	0.82	0.70	0.75	1.50	2.88	1.43
Net income per ADS (Ch$) (1)	494.42	417.82	449.13	898.07	1,729.12	855.13
Net income per ADS (US$) (2)	0.90	0.77	0.85	1.64	3.24	1.62
Book value per Share (Ch$) (1)	10.95	10.63	11.23	10.95	12.32	11.23
Shares outstanding (Millions)	69,038	69,038	69,927	69,038	69,038	69,927

Profitability Ratios (3)(4)
Net Interest Margin	4.51%	3.72%	4.09%	4.09%	3.95%	3.91%
Net Financial Margin	4.61%	3.75%	4.11%	4.17%	4.09%	3.94%
Fees / Avg. Interest Earnings Assets	1.29%	1.36%	1.36%	1.31%	1.30%	1.36%
Other Operating Revenues / Avg. Interest Earnings Assets	(0.06% )	0.08%	0.01%	0.10%	0.21%	0.04%
Operating Revenues / Avg. Interest Earnings Assets	5.74%	5.16%	5.47%	5.49%	5.46%	5.32%
Return on Average Total Assets	1.93%	1.49%	1.56%	1.80%	1.68%	1.52%
Return on Average Shareholders' Equity	31.16%	22.17%	27.31%	26.79%	25.00%	24.60%

Capital Ratios
Shareholders Equity / Total Assets	6.38%	5.70%	5.74%	6.38%	6.54%	5.74%
Basic Capital / Total Assets	5.46%	5.29%	4.98%	5.46%	4.97%	4.98%
Basic Capital / Risk-Adjusted Assets	7.41%	7.06%	6.75%	7.41%	6.75%	6.75%
Total Capital / Risk-Adjusted Assets	11.71%	11.14%	10.66%	11.71%	10.67%	10.66%

Credit Quality Ratios
Past Due Loans / Total Loans	0.75%	0.64%	0.68%	0.75%	0.64%	0.68%
Allowance for Loan Losses / Past due Loans	215.37%	239.21%	218.71%	215.37%	235.03%	218.71%
Allowance for Loans Losses / Total Loans	1.62%	1.54%	1.48%	1.62%	1.50%	1.48%
Provision for Loan Losses / Avg.Loans (4)	0.33%	0.52%	0.56%	0.32%	0.41%	0.54%

Operating and Productivity Ratios
Operating Expenses / Operating Revenue	52.10%	54.54%	49.26%	53.88%	53.60%	51.73%
Operating Expenses / Average Total Assets (3)	2.63%	2.48%	2.41%	2.62%	2.59%	2.45%
Average Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	10,363,528	11,419,755	12,056,276	10,145,422	10,463,395	11,648,096
Avg. Assets (million Ch$)	11,765,612	12,936,371	13,445,426	11,462,796	11,828,027	13,089,037
Avg. Shareholders Equity (million Ch$)	730,293	867,579	766,560	771,571	795,894	810,238
Avg. Loans (million Ch$)	8,905,919	9,975,647	10,328,760	8,751,203	9,052,773	10,073,655
Avg. Interest Bearing Liabilities (million Ch$)	7,664,328	8,397,592	8,912,447	7,415,794	7,697,538	8,588,897

Other Data
Exchange rate (Ch$)	547.31	539.37	527.46	547.31	534.43	527.46

Notes
(1) These figures w ere ex pressed in constant Chilean pesos as of June 30, 2007.
(2) These figures w ere calculated considering the nominal net income, the shares outstanding and the ex change rates ex isting at the end of each period.
(3) The ratios w ere calculated as an av erage of daily balances.
(4) Annualized data.

2007 Second Quarter Results

CONTACTS:	Jacqueline Barrio
(56-2) 653 2938
jbarrio@bancochile.cl

Rolando Arias
(56-2) 653 3535
rarias@bancochile.cl

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

  changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
  changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
  unexpected developments in certain existing litigation;
  increased costs;
  unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2007

Banco de Chile

/S/ Fernando Cañas B.
By:	Fernando Cañas Berkowitz President and CEO